UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 17, 2010

Commission File Number: 000-30134

CDC CORPORATION

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

11/F, ING Tower

308 Des Voeux Road Central

Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes             ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Cancellation and Re-grant of Certain Equity Incentives

On August 4, 2010, the Board of Directors (the “Board” or “Directors”) of CDC Corporation (the “Company”) met (the “Board Meeting”) and, upon the recommendation of the Compensation Committee of the Board (“Compensation Committee”), approved certain matters relating to compensation payable by the Company to non-employee directors and certain key executives of the Company (collectively, the “Affected Grantees”).

The Board approved a plan pursuant to which Affected Grantees will be permitted to elect to cancel an aggregate of 2,955,550 options to purchase shares of the Company’s common stock (“Options”) and stock appreciation rights (“SARs”) (the “Cancelled Awards”) and receive, in exchange therefor: (i) restricted shares (“Restricted Shares”) issued under the Company’s 2005 Stock Incentive Plan, as amended (the “2005 Plan”); (ii) an equivalent number of re-priced new Options or SARs issued under the 2005 Plan, having an exercise price of $ 2.01 per share; or (iii) a combination of the foregoing (collectively, the “Replacement Awards”).

An aggregate of: (i) 1,421,385 Cancelled Awards are held by non-employee directors of the Company at exercise prices between $2.17 and $8.52 per share; (ii) 369,165 Cancelled Awards are held by officers of the Company other than Mr. Peter Yip, the Company’s Chief Executive Officer, at exercise prices between $2.61 and $3.22 per share; and (iii) 1,165,000 Cancelled Awards are held by Mr. Peter Yip or his affiliate, Asia Pacific On-Line Ltd., at exercise prices between $2.49 and $2.66 per share. Mr. Yip has informed the Company that he has elected not to participate in the cancellation and regrant program.

The Replacement Awards consist of an aggregate of up to 1,790,550 Options having an exercise price of $2.01 per share, or up to 823,429 Restricted Shares, depending upon the election of each Affected Grantee, of which: (i) up to 1,421,385 Options or 639,741 Restricted Shares may be granted as Replacement Awards to the non-employee directors of the Company; and (ii) up to 369,165 Options or 183,688 Restricted Shares may be granted as Replacement Awards to certain officers of the Company other than Mr. Peter Yip, the Company’s Chief Executive Officer.

Any Replacement Awards issued pursuant to such cancellation and re-grant plan will be subject to a one-year vesting period whereby half of the Replacement Award will vest after six-months from the grant date and the remaining half will vest six-months thereafter.

Restricted Stock Grants

On August 4, 2010 (the “Grant Date”), the Board granted, upon the recommendation of the Compensation Committee, the following awards under the 2005 Plan: (i) Dr. Raymond Ch’ien, 112,326 Restricted Shares; (ii) Mr. Fred Wang, 56,163 Restricted Shares; and (iii) Mr. Sammy Cheng, 8,424 Restricted Shares.

Such Restricted Shares will vest as follows: (i) one third (1/3) shall vest in equal quarterly installments over a three-year period from the Grant Date, and the remaining two-thirds (2/3) will vest in equal quarterly installments over a period of three years from the date upon which certain milestones are achieved by such grantee, with respect to any of the Company’s direct or indirect subsidiaries in China.

Amendment to Annual Grant Date

At the Board Meeting, the Board, upon the recommendation of the Compensation Committee, approved a change of the date upon which recurring annual grants of Options to non-employee directors will be granted, from the day immediately following the Company’s Annual General Meeting of the Shareholders, to the first business day of each new year, commencing in January 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 18, 2010

CDC CORPORATION

By:	/S/ PETER YIP
Name:	Peter Yip
Title:	Chief Executive Officer